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                     March 19, 2024

       John Calmes, Jr.
       Chief Financial Officer
       World Acceptance Corporation
       104 S. Main St.
       Greenville, South Carolina 29601

                                                        Re: World Acceptance
Corporation
                                                            Form 10-K for
Fiscal Year Ended March 31, 2023
                                                            File No. 000-19599

       Dear John Calmes, Jr.:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance